United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2006

Companhia Vale do Rio Doce

Avenida Graça Aranha, No. 26

20005-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant if the registration is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant if the registration is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-)

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01.

Exhibit List

Item	Exhibit Number
Consent of Independent Registered Public Accounting Firm, with respect to ALBRAS – Alumínio Brasileiro S.A., issued by BDO Trevisan Auditores Independentes	23.1

Consent of Independent Registered Public Accounting Firm, with respect to ALBRAS – Alumínio Brasileiro S.A., issued by Deloitte Touche Tohmatsu Auditores Independentes	23.2

Consent of Independent Registered Public Accounting Firm, with respect to ALUNORTE – Alumina do Norte do Brasil S.A., issued by BDO Trevisan Auditores Independentes	23.3

Consent of Independent Registered Public Accounting Firm, with respect to ALUNORTE – Alumina do Norte do Brasil S.A., issued by Deloitte Touche Tohmatsu Auditores Independentes	23.4

Consent of Independent Registered Public Accounting Firm, with respect to California Steel Industries, Inc., issued by KPMG LLP	23.5

Consent of Independent Registered Public Accounting Firm, with respect to Navegação Vale do Rio Doce S.A. – DOCENAVE, issued by Deloitte Touche Tohmatsu Auditores Independentes	23.6

Consent of Independent Registered Public Accounting Firm, with respect to Companhia Hispano-Brasileira de Pelotização – HISPANOBRAS, issued by Deloitte Touche Tohmatsu Auditores Independentes	23.7

Consent of Independent Registered Public Accounting Firm, with respect to Companhia Italo-Brasileira de Pelotização—ITABRASCO, issued by Deloitte Touche Tohmatsu Auditores Independentes	23.8

Consent of Independent Registered Public Accounting Firm, with respect to Companhia Coreano-Brasileira de Pelotização – KOBRASCO, issued by Deloitte Touche Tohmatsu Auditores Independentes	23.9

Consent of Independent Registered Public Accounting Firm, with respect to Mineração Rio do Norte S.A., issued by Deloitte Touche Tohmatsu Auditores Independentes	23.10

Consent of Independent Registered Public Accounting Firm, with respect to Companhia Nipo-Brasileira de Pelotização – NIBRASCO, issued by Deloitte Touche Tohmatsu Auditores Independentes	23.11

Consent of Independent Registered Public Accounting Firm, with respect to Rio Doce Manganês S.A. (formerly SIBRA – Eletrosiderúrgica Brasileira S.A.), issued by Deloitte Touche Tohmatsu Auditores Independentes	23.12

Consent of Independent Registered Public Accounting Firm, with respect to Urucum Mineração S.A., issued by Deloitte Touche Tohmatsu Auditores Independentes	23.13

Consent of Independent Registered Public Accounting Firm, with respect to Valesul Alumínio S.A., issued by Deloitte Touche Tohmatsu Auditores Independentes	23.14

Consent of Independent Registered Public Accounting Firm, with respect to Valesul Alumínio S.A., issued by KPMG Auditores Independentes	23.15

Report of Independent Registered Public Accounting Firm, with respect to ALBRAS – Alumínio Brasileiro S.A., issued by BDO Trevisan Auditores Independentes	99.1

Report of Independent Registered Public Accounting Firm, with respect to ALBRAS – Alumínio Brasileiro S.A., issued by Deloitte Touche Tohmatsu Auditores Independentes	99.2

Report of Independent Registered Public Accounting Firm, with respect to ALUNORTE – Alumina do Norte do Brasil S.A., issued by BDO Trevisan Auditores Independentes	99.3

Report of Independent Registered Public Accounting Firm, with respect to ALUNORTE – Alumina do Norte do Brasil S.A., issued by Deloitte Touche Tohmatsu Auditores Independentes	99.4

Report of Independent Registered Public Accounting Firm, with respect to California Steel Industries, Inc., issued by KPMG LLP	99.5

Report of Independent Registered Public Accounting Firm, with respect to Navegação Vale do Rio Doce S.A. – DOCENAVE, issued by Deloitte Touche Tohmatsu Auditores Independentes	99.6

Report of Independent Registered Public Accounting Firm, with respect to Companhia Hispano-Brasileira de Pelotização – HISPANOBRAS, issued by Deloitte Touche Tohmatsu Auditores Independentes	99.7

Report of Independent Registered Public Accounting Firm, with respect to Companhia Italo-Brasileira de Pelotização - ITABRASCO, issued by Deloitte Touche Tohmatsu Auditores Independentes	99.8

Report of Independent Registered Public Accounting Firm, with respect to Companhia Coreano-Brasileira de Pelotização – KOBRASCO, issued by Deloitte Touche Tohmatsu Auditores Independentes	99.9

Report of Independent Registered Public Accounting Firm, with respect to Mineração Rio do Norte S.A., issued by Deloitte Touche Tohmatsu Auditores Independentes	99.10

Report of Independent Registered Public Accounting Firm, with respect to Companhia Nipo-Brasileira de Pelotização – NIBRASCO, issued by Deloitte Touche Tohmatsu Auditores Independentes	99.11

Report of Independent Registered Public Accounting Firm, with respect to Rio Doce Manganês S.A. (formerly SIBRA – Eletrosiderúrgica Brasileira S.A.), issued by Deloitte Touche Tohmatsu Auditores Independentes	99.12

Report of Independent Registered Public Accounting Firm, with respect to Urucum Mineração S.A., issued by Deloitte Touche Tohmatsu Auditores Independentes	99.13

Report of Independent Registered Public Accounting Firm, with respect to Valesul Alumínio S.A., issued by Deloitte Touche Tohmatsu Auditores Independentes	99.14

Report of Independent Registered Public Accounting Firm, with respect to Valesul Alumínio S.A., issued by KPMG Auditores Independentes	99.15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE

Date: January 5, 2006	By:	/S/ FABIO DE OLIVEIRA BARBOSA
Fabio de Oliveira Barbosa
Chief Financial Officer